EXHIBIT 5

September 2, 2004

Bausch & Lomb Incorporated
One Bausch & Lomb Place
Rochester, New York 14604-2701

Ladies and Gentlemen:

I am General Counsel to Bausch & Lomb Incorporated ("Company"), and in such capacity am familiar with the corporate proceedings which have taken place with respect to the adoption of the Company's 2003 Long-Term Incentive Plan ("Plan"), pursuant to which shares of the Company's Common stock, par value $0.40 per share, are to be offered to key employees of the Company and its subsidiaries who have been or may be granted options under the Plan. I am also familiar with the fact that the Company proposes filing with the Securities and Exchange Commission a registration statement on Form S-8 for 6,000,000 shares of the Company's Common stock which may hereafter be sold under the Plan. Based upon the foregoing and upon such examination of the Company's Certificate of Incorporation, as amended, By-Laws, the Plan, certain minutes of meetings of the Company's Board of Directors, and such other materials as I have considered necessary for the purposes hereof, it is my opinion that:

1.       The Company has been duly organized and incorporated and is validly existing under the laws of the State of New York.

2.       The Plan has been duly adopted and shares of the Company's Common stock are available for issuance under the Plan, which are being registered, have been duly authorized, and the shares of Common stock will when sold, in accordance with the Plan, be legally and validly issued. Upon any such sale, said shares of the Company's Common stock will be fully paid and non-assessable.

I consent to the filing of this opinion as an exhibit to the registration statement for certain amount of the Company's Common stock to be sold or otherwise issued under the Plan.

Very truly yours,

/s/  Robert B. Stiles
Robert B. Stiles